Points International Expands Relationship with Midwest Airlines To Include Global Points Exchange

Midwest Miles Offers Members the Ability to Trade Miles on Reward Trading Board

TORONTO (November 18, 2008) – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world's leading loyalty reward program management web site, www.points.com, today announced the addition of Midwest Airlines’ loyalty program, Midwest Miles, to the company’s Global Points Exchange (GPX). Midwest Airlines already participates in the track, buy, earn, swap, share and redemption services of Points.com, and will now offer its members the opportunity to establish their own exchange rates and trade their Midwest Miles in the Global Points Exchange (GPX) marketplace.

Midwest Miles’ more than 2.5 million members will now be able to trade points with members of any other participating program on GPX including Aeroplan®, Alaska Airlines Mileage Plan, American Airlines AAdvantage®, Frontier Airlines EarlyReturns®, Iceland Air Award Points, Delta Air Lines SkyMiles® and InterContinental’s Priority Club Rewards.

"Midwest Miles is a highly respected frequent flyer program in the airline industry," said Rob MacLean, CEO of Points.com. "Their addition to GPX creates a more robust trading marketplace for our users and offers Midwest customers more functionality and opportunity to redeem miles for flights, products and services."

"The expansion of our relationship with Points.com will give our Midwest Miles members new ways to use their miles, making their participation in the program even more valuable," said Steve Mathwig, director of loyalty marketing for Midwest Miles. "We have earned a reputation as ‘The best care in air’ and with GPX there is greater opportunity for our customers to use their miles in ways that are most beneficial to them."

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com.

About Midwest Miles

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering to business travelers and discerning leisure travelers, the airline earned its reputation as "The best care in the air" by providing passengers with impeccable service and onboard amenities at competitive fares. More information is available at midwestairlines.com. Midwest Miles is one of the most rewarding mileage programs in the airline industry, offering members numerous ways to both earn and redeem miles through Midwest’s program partners.

Points.com Announces Expanded Partnership with Midwest Airlines’ Midwest Miles, page 2

For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
David Cumpston
Allison & Partners
T. 415-277-4917;  E. david@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

MIDWEST AIRLINES

Business enquiries:
Steve Mathwig
Director, Loyalty Marketing
T. 414 570-3680; E. steve.mathwig@midwestairlines.com

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